Exhibit No. 99.1

SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:

SATMEX TO HOST CONFERENCE CALL TO PROVIDE UPDATE AND DISCUSS Q2 2012 RESULTS

Mexico, D.F. August 16, 2012– Satmex announces plans to hold a conference call on August 23, 2012 beginning at 9:30 hrs (Central Time) 10:30 hrs (Eastern Time).

CEO Patricio Northland and CFO Rene Moran Salazar will provide a business update and discuss Q2 2012 results.

The dialing instructions for the call are:

Conference code:	7294890426

Elsewhere in México	01 800 9269560

Outside Mexico

USA & Canada	(866) 251-6125

Germany	8005890672
Spain	900828105
France	805118023
United Kingdom	8082380674

Web page: http://www.satmex.com.mx/satmex.php?sid=108

Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve our entire coverage footprint utilizing a single satellite connection.

Contact information:

Verónica Gutierrez Zamora +52 (55) 2629 5800

Disclaimer

This conference call will be recorded for legal purposes.